Exhibit 97.1

ASSOCIATED CAPITAL GROUP, INC.

CLAWBACK POLICY

Introduction

The Board of Directors (the "Board") of Associated Capital Group, Inc. (the “Company”) has adopted this clawback policy (the “Policy”), in accordance with Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”), and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. The Policy provides for the recovery of certain incentive-based compensation which is deemed to have been erroneously awarded to current or former executive officers due to an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the NYSE Rules, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Board ("Covered Executives").

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any excess Incentive-Based Compensation received by any Covered Executive in any one or more of the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. For example, if the Company is required to prepare an accounting restatement in June 2024, then any excess Incentive Compensation received by any Covered Executive during fiscal years 2023, 2022, or 2021 and related to that material misstatement would be subject to recoupment.

Incentive-Based Compensation

For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part (and then only to the extent the financial component played in the award of the compensation) on the attainment of a financial reporting measure but does not include compensation based solely on continued employment for a specified period of time, base salary or compensation awarded upon the achievment of subjective, strategic or operational measures that are not financial reporting measures.

Financial Reporting Measures

For purposes of this Policy, Financial Reporting Measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from the financial information, and includes by way of example, but is not limited to, compensation based on: revenues; net income; operating income; profitability; financial ratios; net assets or net asset value; EBITDA; funds from operations; liquidity measures; return measures; earnings measures; financial reporting measures relative to a peer group; stock price; total shareholder return; and tax basis income.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.

If the Board cannot determine the amount of excess Incentive-Based Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Board will determine the method for recouping Incentive-Based Compensation hereunder which may include, without limitation:

(a)	requiring reimbursement of cash Incentive-Based Compensation previously paid;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(c)

offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive, except to the extent such offset is prohibited by law or would be deemed to be a prohibited acceleration of any payment of nonqualified deferred compensation pursuant to Section 409A of the Internal Revenue Code and the regulations thereunder;

(d)	cancelling outstanding vested or unvested equity awards; and/or

(e)	taking any other remedial and recovery action permitted by law, as determined by the Board.

Notwithstanding the foregoing, to the extent that recoupment is available under items (c) or (d) above, the Board shall use one or both of these methods of recoupment unless such offset or cancellation is prohibited by law or would be deemed to be a prohibited acceleration of any payment of nonqualified deferred compensation pursuant to Section 409A of the Internal Revenue Code and the regulations.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or the NYSE.

Disclosure Requirements

The Company shall file all disclosures with respect to this Policy as required by applicable Securities and Exchange Commission rules.

Effective Date

This Policy shall be effective as of December 1, 2023 (the "Effective Date") and shall apply to Incentive-Based Compensation that is approved, awarded or granted to Covered Executives on or after October 2, 2023.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect amendments to regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the NYSE.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the NYSE.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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